UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter and Year ended March 31, 2019

On May 16, 2019, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter 2019 (i.e. quarter ended March 31, 2019) and for the fiscal year 2019 (i.e. year ended March 31, 2019). A copy of the earnings release dated May 16, 2019 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated financial statements as of March 31, 2019 and for the three months and year ended March 31, 2019 and 2018 comprising “Condensed Consolidated Statement Of Financial Position”, “Condensed Consolidated Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Statement Of Changes In Equity”, “Condensed Consolidated Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure”, “Fiscal 2019 Fourth Quarter Financial Results”, “Fiscal 2019 Full Year Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 16, 2019.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 16, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer